Harry Winston Diamond Corporation

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Consolidated sales were $140.9 million for the quarter compared to $74.8 million for the comparable quarter of the prior year, resulting in an 86% increase in gross margin and earnings from operations of $13.7 million, compared to a loss from operations of $4.9 million in the comparable quarter of the prior year.

The mining segment recorded sales of $60.7 million, a 192% increase from $20.8 million in the comparable quarter of the prior year. The increase in sales resulted from a significantly higher volume of carats sold during the quarter. Carats produced in the second quarter of the prior year was unusually low as a result of the planned six-week shutdown from July 14, 2009, to August 24, 2009 (the “2009 Summer Shutdown”) to reflect the softness in the rough diamond market last year. The mining segment recorded earnings from operations of $8.3 million compared to a loss from operations of $4.5 million in the comparable quarter of the prior year.

The retail segment recorded sales of $80.2 million, an increase of 48% from sales of $54.0 million in the comparable quarter of the prior year. Earnings from retail operations of $5.4 million for the quarter compare favorably to a loss from operations of $0.5 million in the same quarter of the prior year.

The Company recorded consolidated net income attributable to shareholders of $3.9 million or $0.05 per share for the quarter, compared to a net loss attributable to shareholders of $0.2 million or $nil per share in the third quarter of the prior year. Included in consolidated net income attributable to shareholders for the quarter was a net foreign exchange loss of $3.0 million or $0.04 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $1.6 million or $0.02 per share in the comparable quarter of the prior year.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Management’s Discussion and Analysis
Prepared as of December 9, 2010 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the three and nine months ended October 31, 2010 and its financial position as at October 31, 2010. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and nine months ended October 31, 2010 and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2010. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “third quarter” refer to the three months ended October 31, 2010 and all references to “international” for the retail segment refer to Europe and Asia.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, and expected sales trends and market conditions in the retail segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 16 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the retail segment, the Company has made assumptions regarding, among other things, continuing recovery of world and US economic conditions and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 16.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks and the risks of competition in the luxury jewelry segment as well as changes in demand for high end luxury goods. Please see page 16 of this Interim Report, as well as the Company’s Annual Report, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Summary Discussion
Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine, located off Lac de Gras in Canada’s Northwest Territories. The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer operating under the Harry Winston® brand.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

On August 25, 2010, Harry Winston Diamond Corporation reacquired from Kinross Gold Corporation (“Kinross”) for $191.2 million (including transaction costs) its 9% indirect interest in the Diavik Joint Venture (the “Kinross Buy Back Transaction”), representing Kinross’s direct 22.5% interest in HWDLP previously acquired in March 2009. The purchase price for Kinross’s 22.5% interest in HWDLP was based on the market value of consideration on the closing date and was satisfied by the payment of $50.0 million in cash, the issuance to Kinross of approximately 7.1 million Harry Winston Diamond Corporation common shares from treasury with a market value of $69.7 million and the issuance to Kinross of a promissory note in the amount of $70.0 million, maturing on August 25, 2011. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. With this transaction, the Company’s ownership interest in the Diavik Joint Venture was increased back to 40%.

Market Commentary
The Diamond Market
The rough diamond market sustained its strength in the third quarter as a result of the ongoing relative scarcity of rough diamond supply. This together with continued positive demand in the run up to the holiday season led to solid improvement in rough and polished diamond prices. The market price for rough diamonds has increased approximately 20% over the comparable quarter of the prior year.

The Retail Jewelry Market
The luxury jewelry market continued to improve over the prior quarter. Although the global economy faces significant challenges with high unemployment and lackluster growth in Europe and the US, the luxury jewelry retail market remains relatively strong. Consumer demand for luxury brands has increased, fueled by continued demand from high net worth individuals particularly from China.

® Harry Winston is a registered trademark of Harry Winston Inc.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Financial Results
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended October 31, 2010 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2011	2011	2011	2010	2010	2010	2010	2009	Oct. 31,	Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2010	2009
Sales	$140,877	$153,728	$114,000	$133,654	$74,828	$94,776	$109,643	$118,399	$408,605	$279,247
Cost of sales	85,831	86,797	76,692	96,257	45,227	66,294	83,944	68,908	249,320	195,465
Gross margin	55,046	66,931	37,308	37,397	29,601	28,482	25,699	49,491	159,285	83,782
Gross margin (%)	39.1%	43.5%	32.7%	28.0%	39.6%	30.1%	23.4%	41.8%	39.0%	30.0%
Selling, general and administrative expenses	41,306	37,998	35,948	40,479	34,542	32,380	35,749	39,399	115,252	102,671
Earnings (loss) from operations	13,740	28,933	1,360	(3,082)	(4,941)	(3,898)	(10,050)	10,092	44,033	(18,889)
Interest and financing expenses	(3,338)	(2,483)	(2,384)	(2,396)	(2,448)	(2,998)	(3,699)	(4,960)	(8,205)	(9,145)
Other income	69	154	168	129	99	83	281	778	391	463
Insurance settlement	–	–	–	–	100	–	3,250	17,240	–	3,350
Dilution loss	–	–	–	–	–	(539)	(34,222)	–	–	(34,761)
Impairment charge	–	–	–	–	–	–	–	(93,780)	–	–
Foreign exchange gain (loss)	(2,960)	3,319	(11,792)	(1,978)	1,598	(25,274)	(5,839)	4,649	(11,433)	(29,515)
Earnings (loss) before income taxes	7,511	29,923	(12,648)	(7,327)	(5,592)	(32,626)	(50,279)	(65,981)	24,786	(88,497)
Income taxes (recovery)	2,833	9,114	(3,879)	(5,800)	(4,221)	(5,662)	(3,120)	7,052	8,067	(13,002)
Net earnings (loss)	$4,678	$20,809	$(8,769)	$(1,527)	$(1,371)	$(26,964)	$(47,159)	$(73,033)	$16,719	$(75,495)
Attributable to shareholders	$3,938	$16,490	$(8,654)	$(3,358)	$(214)	$(24,521)	$(45,084)	$(72,975)	$11,775	$(69,819)
Attributable to non-controlling interest (i)	$740	$4,319	$(115)	$1,831	$(1,157)	$(2,443)	$(2,075)	$(58)	$4,944	$(5,676)
Basic earnings (loss) per share	$0.05	$0.22	$(0.11)	$(0.04)	$0.00	$(0.32)	$(0.68)	$(1.19)	$0.15	$(0.95)
Diluted earnings (loss) per share	$0.05	$0.21	$(0.11)	$(0.04)	$0.00	$(0.32)	$(0.68)	$(1.19)	$0.15	$(0.95)
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.05	$0.00	$0.00
Total assets(ii)	$1,600	$1,613	$1,539	$1,495	$1,535	$1,533	$1,592	$1,567	$1,600	$1,535
Total long-term liabilities(ii)	$631	$565	$487	$477	$506	$507	$496	$550	$631	$506

(i)

Effective February 1, 2010, the Company early adopted Handbook Section 1582, “Business Combinations”, Handbook Section 1601 “Consolidated Financial Statements”, Handbook Section 1602 “Non-Controlling Interests”, and amendments to Handbook Section 3251 “Equity” from the Canadian Institute of Chartered Accountants (“CICA”), which have been applied retrospectively. Under these sections, non-controlling interest is reported as a component of shareholders’ equity. As a result, the prior year amounts for non-controlling interest in the consolidated balance sheet have been reclassified into shareholders’ equity. In addition, non-controlling interest of $4.2 million reported in the first two quarters of fiscal 2011 as a reduction to earnings has been reclassified as a direct charge to retained earnings.

(ii)	Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 9 for additional information.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Three Months Ended October 31, 2010 Compared to Three Months Ended October 31, 2009
CONSOLIDATED NET EARNINGS
The Company recorded third quarter consolidated net income attributable to shareholders of $3.9 million or $0.05 per share compared to a net loss attributable to shareholders of $0.2 million or $nil per share in the third quarter of the prior year. Included in consolidated net income attributable to shareholders for the quarter was a net foreign exchange loss of $3.0 million or $0.04 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $1.6 million or $0.02 per share in the comparable quarter of the prior year.

CONSOLIDATED SALES
Sales for the third quarter totalled $140.9 million, consisting of rough diamond sales of $60.7 million and retail segment sales of $80.2 million. This compares to sales of $74.8 million in the comparable quarter of the prior year (rough diamond sales of $20.8 million and retail segment sales of $54.0 million). The Company held two rough diamond sales in the third quarter, compared to one in the comparable quarter of the prior year. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales was $85.8 million for a gross margin of 39.1% compared to a cost of sales of $45.2 million and a gross margin of 39.6% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising and marketing, rent and building related costs. The Company incurred SG&A expenses of $41.3 million for the third quarter, compared to $34.5 million in the comparable quarter of the prior year.

Included in SG&A expenses for the third quarter are $6.3 million for the mining segment compared to $4.9 million for the comparable quarter of the prior year and $35.1 million for the retail segment compared to $29.6 million for the comparable quarter of the prior year. For the mining segment, increased expenses were associated with higher sales ($0.2 million) and executive severance ($1.0 million). For the retail segment, the increase was due primarily to higher advertising, marketing and selling expenses and higher variable compensation expenses resulting from the increase in sales. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $2.8 million during the third quarter, compared to a net income tax recovery of $4.2 million in the comparable quarter of the prior year. The Company’s effective income tax rate for the quarter, excluding Harry Winston’s retail segment, is 52%, which is based on a statutory income tax rate of 29% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, earnings subject to tax different than the statutory rate and impact of net income allocated to non-controlling interest.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $3.1 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability. This compares to an unrealized foreign exchange gain of $0.8 million in the comparable quarter of the previous year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2031.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

	Three months	Three months
	ended	ended
	October 31,	October 31,
	2010	2009
Statutory income tax rate	29%	30%
Stock compensation	2%	(2)%
Northwest Territories mining royalty (net of income tax relief)	10%	5%
Impact of foreign exchange	7%	22%
Earnings subject to tax different than statutory rate	(3)%	34%
Changes in valuation allowance	(10)%	(4)%
Impact of net income allocated to non-controlling interest	6%	(10)%
Assessments and adjustments	–%	(4)%
Other items	(3)%	4%
Effective income tax rate	38%	75%

CONSOLIDATED INTEREST AND FINANCING EXPENSES
Interest and financing expenses of $3.3 million were incurred during the third quarter compared to $2.4 million during the comparable quarter of the prior year. Interest and financing expenses were impacted primarily by an increase in debt levels in the mining segment.

CONSOLIDATED OTHER INCOME
Other income of $0.1 million was recorded during the quarter compared to $0.1 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $3.0 million was recognized during the quarter compared to a net foreign exchange gain of $1.6 million in the comparable quarter of the prior year. The loss relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at October 31, 2010. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Nine Months Ended October 31, 2010 Compared to Nine Months Ended October 31, 2009
CONSOLIDATED NET EARNINGS
The Company recorded consolidated net income attributable to shareholders of $11.8 million or $0.15 per share for the nine months ended October 31, 2010, compared to a net loss attributable to shareholders of $69.8 million or $0.95 per share for the nine months ended October 31, 2009. Consolidated net income attributable to shareholders for the nine months ended October 31, 2010, included a net foreign exchange loss of $11.4 million or $0.15 per share primarily on future income tax liabilities compared to a net foreign exchange loss of $29.5 million or $0.40 per share in the comparable period of the prior year. The consolidated net loss attributable to shareholders for the comparable period of the prior year also included a non-cash dilution loss of $34.8 million or $0.47 per share as a result of the 2009 investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine.

CONSOLIDATED SALES
Sales for the nine months ended October 31, 2010 totalled $408.6 million, consisting of rough diamond sales of $196.5 million and retail segment sales of $212.1 million. This compares to sales of $279.2 million for the nine months ended October 31, 2009 (rough diamond sales of $124.4 million and retail segment sales of $154.8 million). See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales was $249.3 million for a gross margin of 39.0% compared to a cost of sales of $195.5 million and a gross margin of 30.0% for the comparable period of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 9 for additional information.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The Company incurred SG&A expenses of $115.3 million for the nine months ended October 31, 2010, compared to $102.7 million for the nine months ended October 31, 2009.

Included in SG&A expenses for the nine months ended October 31, 2010 are $15.0 million for the mining segment compared to $14.6 million for the comparable period of the prior year and $100.3 million for the retail segment compared to $88.1 million for the comparable period of the prior year. The increase for the retail segment was due primarily to higher advertising, marketing and selling expenses and higher variable compensation expenses resulting from higher sales. In addition, SG&A expenses for the retail segment in the comparable period of the prior year were lower due to an adjustment to incentive-based compensation. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $8.1 million during the nine months ended October 31, 2010, compared to a net income tax recovery of $13.0 million in the comparable period of the prior year. The Company’s effective income tax rate for the nine months ended October 31, 2010, excluding Harry Winston’s retail segment, is 35%, which is based on a statutory income tax rate of 29% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, earnings subject to tax different than the statutory rate and impact of net income allocated to non-controlling interest.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the nine months ended October 31, 2010, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $10.4 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability. This compares to an unrealized foreign exchange loss of $22.2 million in the comparable period of the prior year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2031.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Nine months	Nine months
	ended	ended
	October 31,	October 31,
	2010	2009
Statutory income tax rate	29%	30%
Stock compensation	1%	–%
Northwest Territories mining royalty (net of income tax relief)	13%	–%
Impact of foreign exchange	3%	(5)%
Earnings subject to tax different than statutory rate	(1)%	6%
Changes in valuation allowance	(2)%	(1)%
Impact of dilution loss	–%	(12)%
Impact of net income allocated to non-controlling interest	(7)%	(2)%
Assessments and adjustments	(3)%	(1)%
Effective income tax rate	33%	15%

CONSOLIDATED INTEREST AND FINANCING EXPENSES
Interest and financing expenses of $8.2 million were incurred during the nine months ended October 31, 2010 compared to $9.1 million during the comparable period of the prior year. Interest and financing expenses were impacted by lower average debt levels during the period and lower interest rates.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

CONSOLIDATED OTHER INCOME
Other income of $0.4 million was recorded during the nine months ended October 31, 2010 compared to $0.5 million in the comparable period of the prior year.

CONSOLIDATED INSURANCE SETTLEMENT
During the comparable period of the prior year, the Company received the remaining insurance settlement of $3.4 million related to the December 2008 robbery at the Harry Winston Paris salon.

CONSOLIDATED DILUTION LOSS
During the comparable period of the prior year, the Company recorded a non-cash dilution loss of $34.8 million as a result of the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $11.4 million was recognized during the nine months ended October 31, 2010 compared to a net foreign exchange loss of $29.5 million in the comparable period of the prior year. The current year to date loss relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at October 31, 2010. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Segmented Analysis
The operating segments of the Company include mining and retail segments.

Mining
The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2011	2011	2011	2010	2010	2010	2010	2009	Oct. 31,	Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2010	2009
Sales	$60,708	$86,827	$48,922	$63,489	$20,765	$45,941	$57,690	$51,100	$196,457	$124,396
Cost of sales	46,105	55,407	45,124	57,027	20,319	40,049	57,256	34,612	146,636	117,624
Gross margin	14,603	31,420	3,798	6,462	446	5,892	434	16,488	49,821	6,772
Gross margin (%)	24.1%	36.2%	7.8%	10.2%	2.1%	12.8%	0.8%	32.3%	25.4%	5.4%
Selling, general and administrative expenses	6,255	4,813	3,870	4,885	4,932	4,182	5,503	4,430	14,938	14,617
Earnings (loss) from operations	$8,348	$26,607	$(72)	$1,577	$(4,486)	$1,710	$(5,069)	$12,058	$34,883	$(7,845)

Three Months Ended October 31, 2010 Compared to Three Months Ended October 31, 2009
MINING SALES
Rough diamond sales for the quarter totalled $60.7 million compared to $20.8 million in the comparable quarter of the prior year. The increase in sales resulted primarily from a 182% increase in volume of carats sold. Although rough diamond prices showed continued strength, increasing approximately 20% over the comparable quarter of the prior year, our achieved price increased 4% due to a change in the ore mix. Rough diamond production was 115% higher than the comparable calendar quarter of the prior year primarily due to the 2009 Summer Shutdown. The Company held two rough diamond sales in the third quarter compared to one in the comparable quarter of the prior year.

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

MINING COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales was $46.1 million, resulting in a gross margin of 24.1% compared to a cost of sales of $20.3 million and a gross margin of 2.1% in the comparable quarter of the prior year. The lower cost of sales in the comparable quarter of the prior year was due primarily to lower mining activity related to the 2009 Summer Shutdown. Mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment increased by $1.3 million from the comparable quarter of the prior year as a result of higher sales ($0.2 million) and executive severance ($1.0 million).

Nine Months Ended October 31, 2010 Compared to Nine Months Ended October 31, 2009
MINING SALES
Rough diamond sales for the nine months ended October 31, 2010 totalled $196.5 million compared to $124.4 million in the comparable period of the prior year. These higher sales resulted from an 81% increase in achieved diamond prices. Sales in the first quarter of the prior year included 0.4 million carats carried in inventory at January 31, 2009 for revenue of $13.0 million. Excluding those carats sold, the increase in the Company’s achieved rough diamond prices was 61%.

The Company held seven rough diamond sales during the nine months ended October 31 2010, one of which was a tender. This compares to five rough diamond sales in the comparable period of the prior year. The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN
For the nine months ended October 31, 2010, cost of sales was $146.6 million, resulting in a gross margin of 25.4%, compared to a cost of sales of $117.6 million and a gross margin of 5.4% in the comparable period of the prior year. Included in cost of sales in the first quarter of the prior year was $9.8 million related to goods carried in inventory at January 31, 2009 and an inventory write-down of $4.1 million. Excluding these factors, the higher cost of sales was due primarily to the cost of mining open pit synchronously with the high-cost development ore from underground mining and the 2009 Summer Shutdown. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment increased by $0.3 million from the comparable period of the prior year.

Mining Segment Operational Update
Ore production for the third calendar quarter consisted of 1.0 million carats produced from 0.38 million tonnes of ore from the A-418 kimberlite pipe, 0.7 million carats produced from 0.17 million tonnes of ore from the A-154 South kimberlite pipe, and 0.1 million carats produced from 0.05 million tonnes of ore from underground mining in the A-154 North pipe. Rough diamond production was unusually low in the comparable quarter of the prior year primarily due to the 2009 Summer Shutdown. Average grade decreased to 3.0 carats per tonne in the third calendar quarter from 4.4 carats per tonne in the comparable quarter of the prior year. The decrease in average grade was driven primarily by an increase in the proportion of ore sourced from the lower grade A-418 kimberlite pipe.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Diamonds recovered (000s carats)	713	331	1,983	1,614
Grade (carats/tonne)	2.98	4.43	3.28	4.05

Mining Segment Outlook
PRODUCTION
In calendar 2010, the original mine plan contemplated open pit mining from the A-418 kimberlite pipe supplemented by the A-154 South kimberlite pipe to be the primary source of ore. Underground ore was expected to be sourced from the A-154 South and A-154 North kimberlite pipes. Production was expected to be approximately 7.8 million carats from approximately 2.3 million tonnes of ore mined and processed.

The production forecast for calendar 2010 has now been revised to approximately 6.9 million carats from 7.8 million carats. The revision is primarily the result of two factors. First, a reduction in ore processed to approximately 2.1 million tonnes from the 2.3 million tonnes mined. Certain ore in the A-418 pipe contains mud-rich material, which has reduced processing capacity. Rio Tinto plc, the operator of the Diavik Diamond Mine, expects to make modifications to the processing flow to remediate this issue by the end of the year. Second, a lower grade has resulted from a shift in underground ore mined from the A-154 South pipe to the lower grade A-154 North underground and A-418 open pit while a revised, more efficient underground mining method is reviewed.

A new mine plan and budget for calendar 2011 is under final review by Rio Tinto plc and the Company. The plan for calendar 2011 foresees Diavik Diamond Mine production of approximately 6.9 million carats from the mining of 2.0 million tonnes of ore and processing of 2.2 million tonnes of ore, with the increment delivered from stockpile. Open pit mining of approximately 1.4 million tonnes is expected to be exclusively from A-418, almost all of which is expected to be sourced from the mud-rich ore type. Underground mining of approximately 0.6 million tonnes is expected to be primarily sourced equally from the A-154 South and A-154 North kimberlite pipes. Should the more efficient mining method be approved for A-154 South during the year, the production plan may be augmented to include more ore from this pipe.

Looking beyond calendar 2011, the objective is to fully utilize processing capacity with a combination of underground and open pit production. New mining techniques, with the potential to reduce unit cost and increase mining velocity, are under consideration for the underground ore reserves and the A-21 resource. In addition, exploration work has identified extensions at depth to the A-418 and A-154 North kimberlite pipes. The inclusion of these extensions into ore reserves will be largely dependent upon the costs of new underground mining techniques currently under review.

PRICING
The recovery in the rough diamond market is being sustained and the Company anticipates that market conditions will remain favourable for the remainder of the year. The market anticipates further increases in polished prices in the new year that will result in sustained increases in rough diamond prices.

The Company plans to hold two rough diamond sales in the fourth quarter, for a total of nine rough diamond sales in fiscal 2011.

COST OF SALES
The Company expects cost of sales in fiscal 2011 to be approximately $220 million at an assumed average Canadian/US dollar exchange rate of $1.00. Included in cost of sales is depreciation and amortization of approximately $70 million. This compares to an original plan of $265 million and $90 million, respectively. This reduction in cost of sales results primarily from lower than planned underground mining from the A-154 South pipe. The Company expects cost of sales in fiscal 2012 to increase to approximately $265 million. Included in this amount is depreciation and amortization of approximately $80 million. This increase in cost of sales results primarily from an increase in the proportion of underground ore mined.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

CAPITAL EXPENDITURES
During fiscal 2011, HWDLP’s 40% share of the planned capital expenditures is expected to be approximately $47 million at an assumed average Canadian/US dollar exchange rate of $1.00, of which $19 million relates to the underground. During the third quarter, HWDLP’s share of capital expenditures was $12.5 million, of which $5.1 million related to the underground. During fiscal 2012, HWDLP’s 40% share of the planned capital expenditures is expected to be approximately $62 million at an assumed average Canadian/US dollar exchange rate of $1.00, of which $27 million relates to the underground.

Retail
The retail segment includes sales from Harry Winston salons, which are located in prime markets around the world, including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and four salons in Asia outside of Japan: Beijing, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Nine	Nine
									months	months
									ended	ended
	2011	2011	2011	2010	2010	2010	2010	2009	Oct. 31,	Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2010	2009
Sales	$80,169	$66,901	$65,078	$70,165	$54,063	$48,835	$51,953	$67,299	$212,148	$154,851
Cost of sales	39,726	31,390	31,568	39,230	24,908	26,245	26,688	34,296	102,684	77,841
Gross margin	40,443	35,511	33,510	30,935	29,155	22,590	25,265	33,003	109,464	77,010
Gross margin (%)	50.4%	53.1%	51.5%	44.1%	53.9%	46.3%	48.6%	49.0%	51.6%	49.7%
Selling, general and administrative expenses	35,051	33,185	32,078	35,594	29,610	28,198	30,246	34,969	100,314	88,054
Earnings (loss) from operations	$5,392	$2,326	$1,432	$(4,659)	$(455)	$(5,608)	$(4,981)	$(1,966)	$9,150	$(11,044)

Three Months Ended October 31, 2010 Compared to Three Months Ended October 31, 2009
RETAIL SALES
Sales for the third quarter were $80.2 million compared to $54.0 million for the comparable quarter of the prior year, an increase of 48%. Sales in the US increased 76% to $22.6 million, European sales increased 56% to $32.6 million and Asian sales increased 23% to $25.0 million.

RETAIL COST OF SALES AND GROSS MARGIN
Cost of sales for the retail segment for the third quarter was $39.7 million compared to $24.9 million for the comparable quarter of the prior year. Gross margin for the quarter was $40.4 million or 50.4% compared to $29.2 million or 53.9% for the third quarter of the prior year. The decrease in gross margin resulted primarily from a significant increase in high-value transactions, which carry lower-than-average gross margins, combined with an increase in raw material costs in the watch business.

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased to $35.1 million from $29.6 million in the comparable quarter of the prior year. The increase was due primarily to higher advertising, marketing and selling expenses and higher variable compensation expenses resulting from the increase in sales. SG&A expenses include depreciation and amortization expense of $3.1 million compared to $3.4 million in the comparable quarter of the prior year.

Nine Months Ended October 31, 2010 Compared to Nine Months Ended October 31, 2009
RETAIL SALES
Sales for the nine months ended October 31, 2010 were $212.1 million compared to $154.8 million for the comparable period of the prior year, an increase of 37%. Sales in Asia increased 42% to $71.1 million, US sales increased 38% to $64.2 million and European sales increased 32% to $76.8 million.

RETAIL COST OF SALES AND GROSS MARGIN
Cost of sales for the retail segment for the nine months ended October 31, 2010 was $102.7 million compared to $77.8 million for the comparable period of the prior year. Gross margin for the nine months ended October 31, 2010 was $109.5 million or 51.6% compared to $77.0 million or 49.7% for the comparable period of the prior year. The increase in gross margin resulted primarily from a more balanced product mix in salon sales and higher margins from watch sales.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased to $100.3 million from $88.1 million in the comparable period of the prior year. The increase was due primarily to higher advertising, marketing and selling expenses and higher variable compensation expenses resulting from the increase in sales. In addition, SG&A expenses in the comparable period of the prior year were lower due to an adjustment to incentive-based compensation. SG&A expenses include depreciation and amortization expense of $9.4 million compared to $9.7 million in the comparable period of the prior year.

Retail Segment Outlook
With the approach of the holiday season, the retail segment anticipates increased demand for luxury products. Harry Winston’s global distribution network and high quality products position the retail segment well to benefit from the increasing mobility of high-end luxury consumers. The Company expects the rate of sales growth for the retail segment for the fiscal year to be in the range of 35% to 40%. In November, the Company celebrated the 50th anniversary of the Hope Diamond donation to the Smithsonian Institution in Washington, DC, by Harry Winston with the Court of Jewels, a major exhibition of rare gemstones and jewelry in New York. The Company expects to generate significant sales of high-value items from the event that are generally at a lower gross margin. In addition, the Company launched a new advertising campaign further supporting the development of the brand. Although the costs associated with these initiatives will impact operating margin in the fourth quarter, the Company anticipates that the retail segment will generate an operating profit for the quarter.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Liquidity and Capital Resources

Working Capital
As at October 31, 2010, the Company had unrestricted cash and cash equivalents of $85.1 million, compared to $63.0 million at January 31, 2010. The Company had cash on hand and balances with banks of $83.7 million and short-term investments of $1.4 million at October 31, 2010. During the quarter ended October 31, 2010, the Company generated $12.4 million in cash from operations, compared to a use of cash from operations of $16.3 million in the comparable quarter of the prior year.

Working capital increased to $299.2 million at October 31, 2010 from $284.5 million at January 31, 2010. During the quarter, the Company increased inventory by $24.9 million, increased accounts payable and accrued liabilities by $9.2 million, increased accounts receivable by $1.7 million, decreased prepaid expenses and other current assets by $8.1 million, and decreased income taxes payable by $13.2 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Financing Activities
On June 24, 2010, the Company announced that it has completed a mining segment senior secured revolving credit facility with Standard Chartered Bank for $100.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. The facility is available to the Company and Harry Winston Diamond Mines Ltd. for general corporate purposes. Borrowings bear an interest margin of 3.5% . The Company is required to comply with financial covenants at the mining segment level customary for a financing of this nature, with change in control provisions at the Company and Diavik Diamond Mines level. At October 31, 2010, the Company had $50.0 million outstanding on its $100.0 million mining segment senior secured revolving credit facility which was used to fund the Kinross Buy Back Transaction.

As at October 31, 2010, the Company’s retail subsidiary, Harry Winston Inc., had $169.5 million outstanding on its $250.0 million secured five-year revolving credit facility maturing on March 31, 2013, which is used to fund salon inventory and capital expenditure requirements. This compares to $140.0 million outstanding at January 31, 2010.

Also included in long-term debt of the Company’s retail operations is a 25-year loan agreement for CHF 17.5 million ($17.6 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. At October 31, 2010, $16.1 million was outstanding compared to $15.5 million at January 31, 2010. The bank has a secured interest in the factory building.

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to ¥1,925 million ($23.9 million). At October 31, 2010, $23.9 million had been drawn against these facilities and classified as bank advances compared to $22.5 million at January 31, 2010.

At October 31, 2010, no amounts were outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., or its Indian subsidiary, Harry Winston Diamond (India) Private Limited. At January 31, 2010, no amounts were outstanding under the Company’s revolving financing facilities relating to either Harry Winston Diamond International N.V., or Harry Winston Diamond (India) Private Limited.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Investing Activities
On August 25, 2010, Harry Winston Diamond Corporation reacquired from Kinross for $191.2 million (including transaction costs) its 9% indirect interest in the Diavik Joint Venture, representing Kinross’s direct 22.5% interest in HWDLP previously acquired in March 2009. The purchase price for Kinross’s 22.5% interest in HWDLP was based on the market value of consideration on the closing date and was satisfied by the payment of $50.0 million in cash, the issuance to Kinross of approximately 7.1 million Harry Winston Diamond Corporation common shares from treasury with a market value of $69.7 million and the issuance to Kinross of a promissory note in the amount of $70.0 million, maturing on August 25, 2011. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. With this transaction, the Company’s ownership interest in the Diavik Joint Venture was increased back to 40%.

During the third quarter, the Company incurred $14.3 million relating to capital assets, of which $12.5 million related to the mining segment and $1.8 million to the retail segment.

Contractual Obligations
The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. HWDLP’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2010 to 2014, is approximately $190 million assuming a Canadian/US average exchange rate of $1.00 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a)(b)	$343,691	$81,286	$239,916	$4,553	$17,936
Environmental and participation agreements incremental commitments (c)	94,011	79,304	1,960	4,757	7,990
Operating lease obligations (d)	109,727	18,800	29,671	22,967	38,289
Capital lease obligations (e)	158	158	–	–	–
Total contractual obligations	$547,587	$179,548	$271,547	$32,277	$64,215

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank for $100.0 million. The facility has an initial maturity date of June 24, 2013 with two one- year extensions at the Company’s option. There are no scheduled repayments required before maturity. At October 31, 2010, $50.0 million was outstanding.

On August 25, 2010, the Company issued a promissory note in the amount of $70.0 million, maturing on August 25, 2011, as part of the Kinross Buyback Transaction. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company.

Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility. There are no scheduled repayments required before maturity. At October 31, 2010, $169.5 million had been drawn against this secured credit facility, which expires on March 31, 2013.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($17.6 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.5 million) loan and a CHF 14.0 million ($14.1 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.15% and matures on April 22, 2013. The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At October 31, 2010, $16.1 million was outstanding on the loan agreement compared to $15.5 million at January 31, 2010. The bank has a secured interest in the factory building.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, and may be prepaid at any time. On October 31, 2010, $7.1 million was outstanding on the mortgage payable.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at October 31, 2010, and have been included under long-term debt in the table above. Interest payments for the next twelve months are approximated to be $10.0 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP’s share as at October 31, 2010 was $77.8 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space, and long-term leases for property, land, office premises and a fuel tank farm for the Diavik Diamond Mine.

(e)	Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.

Risks and Uncertainties
Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI
HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its retail operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions or the occurrence of further terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale through recommencement of suspended mining activity or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon refurbishment and expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. The Kinross Note (described below) is also a significant short-term financial obligation. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic environment. The global markets have experienced the impact of a significant US and international economic downturn since the fall of 2008. This has restricted the Company’s growth opportunities both domestically and internationally, and a return to a recession or weak recovery, due to recent disruptions in financial markets in the European Union or otherwise, could cause the Company to experience further revenue declines across both of its business segments, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies, such as the Euro, which has shown significant volatility in recent weeks against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government has established a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, the closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

The Company’s success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its retail segment.

Expansion and Refurbishment of the Existing Salon Network
A key component of the Company’s retail strategy in recent years has been the expansion of its salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment
The Company is exposed to competition in the retail diamond market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Agreement with Kinross
On August 25, 2010, the Company completed the Kinross Buy Back Transaction, reacquiring the 22.5% interest in HWDLP that had been previously acquired by Kinross in March 2009. Pursuant to this agreement, the Company has issued to Kinross a promissory note (the “Kinross Note”) in the amount of $70.0 million due and repayable on the first anniversary of the date of issue. The Kinross Note can, subject to certain limitations, be paid in treasury common shares. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances.

Changes in Disclosure Controls and Procedures and Internal Control over Financial Reporting
During the third quarter of fiscal 2011, there were no changes in the Company’s disclosure controls and procedures or internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of Canadian GAAP that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position.

Changes in Accounting Policies
Business Combinations and Non-Controlling Interests
Effective February 1, 2010, the Company early adopted Handbook Section 1582, “Business Combinations”, Handbook Section 1601 “Consolidated Financial Statements”, Handbook Section 1602 “Non-Controlling Interests”, and amendments to Handbook Section 3251 “Equity” from the Canadian Institute of Chartered Accountants (“CICA”), which have been applied retrospectively. Under these sections, non-controlling interest is reported as a component of shareholders’ equity. As a result, the prior year amounts for non-controlling interest in the consolidated balance sheet have been reclassified into shareholders’ equity. In addition, non-controlling interest of $4.2 million reported in the first two quarters of fiscal 2011 as a reduction to earnings has been reclassified as a direct charge to retained earnings.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Recently Issued Accounting Standards
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises must adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for financial periods beginning on or after January 1, 2011. Accordingly, for the transition year, which commenced February 1, 2010 (the “date of transition”), the Company will continue to report under Canadian GAAP and is required to capture comparable IFRS financial information. Commencing February 1, 2011 (the “changeover date”), the Company will convert to IFRS and prepare its first unaudited interim period consolidated financial statements in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” for the three-month period ended April 30, 2011, with comparative information also presented under IFRS.

The conversion project from Canadian GAAP to IFRS is led by finance management, and includes representatives from various areas of the Company as necessary to plan for and achieve a smooth transition. The Company has engaged the services of a third party expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project is in place. The conversion project consists of three phases:

Assessment Phase – This phase involves a review of accounting differences between Canadian GAAP and IFRS; an evaluation of First Time Adoption of International Financial Reporting Standards (“IFRS 1”) exemptions for first time IFRS adopters; and a high-level impact assessment on systems and business processes. This phase was completed during the third quarter of fiscal 2010.

Design Phase – This phase involves prioritizing and resolving accounting treatment issues; quantifying the impact of converting to IFRS; reviewing and approving accounting policy choices; performing a detailed impact assessment on systems and processes; designing system and business process changes; developing IFRS training material; and drafting IFRS financial statement content. This phase was completed during the third quarter of fiscal 2011.

Implementation Phase – This phase involves changes to systems and business processes; determining the opening IFRS transition balance sheet; dual accounting under both Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements for fiscal 2011. The Company is currently progressing through the implementation phase of its conversion project and expects completion by the end of this fiscal year, January 31, 2011.

The Company has identified the following major areas noted below, as those expected to have the most significant impact on the financial statements as of the date of transition to IFRS. These areas should not be regarded as a complete list of expected changes. As the Company progresses through the implementation phase of its conversion project, and as changes to Canadian GAAP and IFRS standards may occur prior to the Company’s changeover date to IFRS, the differences and impacts described below may be subject to change. The Company will continue to monitor these international accounting developments and continue to disclose additional impacts on its financial reporting as they are determined.

FIRST TIME ADOPTION OF IFRS
IFRS 1 provides mandatory guidance that generally requires full retrospective application of IFRS and interpretations from the date of transition, February 1, 2010. All material accounting differences between Canadian GAAP and IFRS will be eliminated generally through opening retained earnings at the date of transition. However, IFRS 1 allows certain optional exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. The following are the significant optional exemptions available under IFRS 1 that the Company expects to apply in preparing its opening balance sheet in accordance with IFRS:

Business Combinations – IFRS 1 allows the Company not to apply Business Combinations (“IFRS 3 (Revised)”) retrospectively to past acquisitions. The Company expects to apply this election as of the date of transition, February 1, 2010. IFRS 3 (Revised) will be applied prospectively from the date of the opening balance sheet.

Cumulative Translation Differences – Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with the Effects of Changes in Foreign Exchange Rates (“IAS 21”) from the date a subsidiary or associate was formed or acquired. This exemption permits the Company to reset existing cumulative translation differences to zero at transition date. The Company expects to apply this election on February 1, 2010, which will result in a reduction in accumulated other comprehensive income of approximately $29 million and a corresponding increase in retained earnings.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Borrowing Costs – This exemption allows the Company to adopt Borrowing Costs (“IAS 23”), which requires the capitalization of borrowing costs on all qualifying assets, prospectively from the date of the opening IFRS balance sheet. The alternative to this exemption requires the Company to retrospectively restate borrowing costs in accordance with IFRS requirements, in addition to capitalizing borrowing costs from the date of transition. The Company expects to apply this election as of the date of transition February 1, 2010.

EXPECTED ACCOUNTING DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS
The following accounting policy changes resulting from differences between Canadian GAAP and IFRS are expected to result in a significant adjustment to the Company’s opening IFRS balance sheet and/or to the financial statements subsequent to the Company’s transition. The accounting differences described immediately below should not be regarded as a complete list of areas that may be impacted by the transition to IFRS.

Exploration and Evaluation – Exploration for and Evaluation of Mineral Resources (“IFRS 6”) allows an entity to either develop a new accounting policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company’s existing policy. Accordingly, the Company has evaluated alternative accounting policy choices to its existing approach to capitalizing all exploration costs incurred. The Company has determined that changes to its existing accounting policy would be appropriate in order for the future recognition of exploration expenditures as an asset to be more in line with the IFRS Conceptual Framework.

Under the Company’s new accounting policy for exploration expenditures, effective with its transition to IFRS on February 1, 2010, costs incurred before mineralization is classified as proven and probable reserves, which will be expensed as exploration and evaluation expenditures. Drilling and related costs will be capitalized for an ore body where proven and probable reserves exist and the activities are directed at either (a) obtaining additional information on the ore body that is classified within proven and probable reserves, or (b) converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over an extended period of time. All other drilling and related costs will be expensed as incurred. Capitalized exploration and evaluation expenditures are expected to be recorded as a component of property, plant and equipment. The retrospective application of this new accounting policy as at February 1, 2010 is expected to reduce mining capital assets by approximately $19 million, with a reduction in retained earnings of approximately $13 million, after the impact of related income taxes.

Future Income Taxes – Under IFRS, future income taxes are recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of non-monetary items denominated in other than US dollars, the Company’s functional currency. Under Canadian GAAP, these temporary differences are not accounted for. The cost of the mining assets owned by the Diavik Joint Venture are denominated in Canadian dollars, which will result in additional future income taxes recognized by the Company under IFRS. The retrospective application of this new accounting policy as at February 1, 2010 is expected to reduce future income tax liability by approximately $24 million, with an increase in retained earnings by the same amount. The Company is currently determining the impact on earnings from this new IFRS accounting for future income taxes. Future cash flows are not expected to be materially impacted.

Under IFRS, the Company expects to present the above new foreign exchange differences recognized along with the existing foreign exchange gains and losses from the translation of future income taxes, together as part of income tax expense. Under Canadian GAAP, the foreign exchange differences from the translation of deferred taxes is presented within the foreign exchange gain/loss account.

The Company also anticipates changes in presentation and a significant increase in disclosure within its consolidated financial statements resulting from the adoption of IFRS.

The following are significant areas of difference between Canadian GAAP and IFRS where the impact on transition is expected to be minor or none.

Actuarial Gains and Losses – IFRS provides a policy choice regarding recognition of actuarial gains and losses for defined benefit pension plans, permitting either deferred recognition and amortization using the corridor approach or immediate recognition in other comprehensive income within equity. Under Canadian GAAP, the Company applies the corridor method. For IFRS, the Company expects to recognize its actuarial gains and losses immediately through equity and retrospectively apply this equity approach at the date of transition.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Future Income Taxes – Under IFRS, a future income tax liability (asset) is recognized for the differences in tax bases between jurisdictions as a result of intra-group transfer of assets. The deferred tax is computed using the tax rate applicable to the purchaser. These timing differences are not recognized under Canadian GAAP.

Asset Impairment – Under IFRS, assets are tested for impairment either individually or within cash generating units. This approach reflects the smallest group of assets capable of generating largely independent cash inflows, which may differ from asset groups under Canadian GAAP. Impairment charges relating to long-lived assets may be more frequent under IFRS as the cash flow test for recoverability is based on a one-step discounted cash flow approach. Impairment under IFRS is recognized if the carrying amount exceeds the higher of fair value less cost to sell, or value in use. Reversal of impairment charges is required under IFRS if the circumstances leading to the impairment have changed.

Property, Plant and Equipment – Separate accounting for components of property, plant and equipment is broader and more vigorously applied under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Outstanding Share Information
As at October 31, 2010

Authorized	Unlimited
Issued and outstanding shares	84,093,100
Options outstanding	2,935,079
Fully diluted	87,028,179

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Balance Sheets

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	October 31,	January 31,
	2010	2010
	(unaudited)
Assets
Current assets
Cash and cash equivalents (note 3)	$85,092	$62,969
Accounts receivable	27,825	23,520
Inventory and supplies (note 4)	400,732	311,188
Prepaid expenses and other current assets	32,889	44,220
	546,538	441,897
Mining capital assets	785,760	802,984
Retail capital assets	59,739	62,277
Intangible assets, net (note 6)	128,172	129,213
Other assets	18,158	15,629
Future income tax asset	61,805	42,805
	$1,600,172	$1,494,805
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$134,243	$87,448
Income taxes payable	19,379	46,297
Bank advances (note 7)	23,937	22,485
Promissory note (note 1 and 7)	70,000	–
Current portion of long-term debt (note 7)	1,260	1,154
	248,819	157,384
Long-term debt (note 7)	241,447	161,538
Future income tax liability	342,884	271,822
Other long-term liability	4,005	2,201
Future site restoration costs	42,880	41,275

Shareholders’ Equity
Share capital (note 8)	501,675	426,593
Contributed surplus	15,879	17,730
Retained earnings	166,726	210,001
Accumulated other comprehensive income	35,598	28,445
	719,878	682,769
Non-controlling interest (note 1)	259	177,816
	720,137	860,585

Commitments and guarantees (note 9)
	$1,600,172	$1,494,805

See accompanying notes to consolidated financial statements.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Earnings

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,
	2010	2009	2010	2009
Sales	$140,877	$74,828	$408,605	$279,247
Cost of sales	85,831	45,227	249,320	195,465
Gross margin	55,046	29,601	159,285	83,782
Selling, general and administrative expenses	41,306	34,542	115,252	102,671
Earnings (loss) from operations	13,740	(4,941)	44,033	(18,889)
Interest and financing expenses	(3,338)	(2,448)	(8,205)	(9,145)
Other income	69	99	391	463
Insurance settlement	–	100	–	3,350
Dilution loss (note 13)	–	–	–	(34,761)
Foreign exchange gain (loss)	(2,960)	1,598	(11,433)	(29,515)
Earnings (loss) before income taxes	7,511	(5,592)	24,786	(88,497)
Income tax expense – Current	611	1,293	2,922	2,487
Income tax – Future	2,222	(5,514)	5,145	(15,489)
Net earnings (loss)	$4,678	$(1,371)	$16,719	$(75,495)
Attributable to shareholders	$3,938	$(214)	$11,775	$(69,819)
Attributable to non-controlling interest	$740	$(1,157)	$4,944	$(5,676)
Earnings (loss) per share
Basic	$0.05	$0.00	$0.15	$(0.95)
Fully diluted	$0.05	$0.00	$0.15	$(0.95)
Weighted average number of shares outstanding	82,063,200	76,588,592	78,444,841	73,202,442

See accompanying notes to consolidated financial statements.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Comprehensive Income

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,
	2010	2009	2010	2009
Net earnings (loss)	$4,678	$(1,371)	$16,719	$(75,495)
Other comprehensive income
Net gain on translation of net foreign operations (net of tax of nil)	4,769	4,735	6,799	8,514
Termination of derivative financial instruments designated as cash flow hedges (net of tax of $0.1 million for the three months and $0.2 million for the nine months ended October 31, 2010; 2009 – tax of $nil)	101	(613)	354	(613)
Total comprehensive income (loss)	$9,548	$2,751	$23,872	$(67,594)
Attributable to shareholders	$8,808	$3,908	$18,928	$(61,918)
Attributable to non-controlling interest	$740	$(1,157)	$4,944	$(5,676)

See accompanying notes to consolidated financial statements.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Changes in Shareholders’ Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Oct. 31, 2010	Oct. 31, 2009	Oct. 31, 2010	Oct. 31, 2009
COMMON SHARES:
Balance at beginning of period	$426,842	$426,281	$426,593	$381,541
Issued during the period	72,200	–	72,449	44,740
Transfer from contributed surplus on exercise of options	2,633	–	2,633	–
Balance at end of period	501,675	426,281	501,675	426,281
CONTRIBUTED SURPLUS:
Balance at beginning of period	18,078	17,357	17,730	16,079
Stock option expense	434	203	782	1,481
Transfer to common shares on exercise of options	(2,633)	–	(2,633)	–
Balance at end of period	15,879	17,560	15,879	17,560
RETAINED EARNINGS:
Balance at beginning of period	217,838	213,572	210,001	283,177
Net earnings (loss) attributable to common shareholders	3,938	(214)	11,775	(69,819)
Reacquisition of partnership units (including transaction costs)	(55,050)	–	(55,050)	–
Balance at end of period	166,726	213,358	166,726	213,358
ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance at beginning of period	30,728	25,821	28,445	22,042
Other comprehensive income
Net gain on translation of net foreign operations (net of tax of nil)	4,769	4,735	6,799	8,514
Termination of derivative financial instruments designated as cash flow hedges (net of tax of $0.1 million for the three months and $0.2 million for the nine months ended October 31, 2010; 2009 – tax of $nil)	101	(613)	354	(613)
Balance at end of period	35,598	29,943	35,598	29,943
NON-CONTROLLING INTEREST:
Balance at beginning of period	172,120	180,068	177,816	280
Arising on investment by Kinross	–	–	–	191,057
Non-controlling interest	740	(1,157)	4,944	(5,676)
Distribution to Kinross	–	–	(9,900)	(6,750)
Reacquisition of Kinross interest	(172,601)	–	(172,601)	–
Balance at end of period	259	178,911	259	178,911
Total Shareholders’ Equity	$720,137	$866,053	$720,137	$866,053

See accompanying notes to consolidated financial statements.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Cash Flows

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Oct. 31, 2010	Oct. 31, 2009	Oct. 31, 2010	Oct. 31, 2009
Cash provided by (used in):
Operating
Net earnings (loss)	$4,678	$(1,371)	$16,719	$(75,495)
Items not involving cash:
Amortization and accretion	22,484	11,208	63,461	45,854
Future income taxes	2,222	(5,514)	5,145	(15,489)
Stock-based compensation and pension expense	1,297	1,020	2,603	2,310
Foreign exchange loss (gain)	4,150	(1,679)	13,233	29,419
Loss on disposal of assets	–	–	243	–
Dilution loss	–	–	–	34,761
Change in non-cash operating working capital	(22,443)	(19,977)	(65,600)	(18,910)
	12,388	(16,313)	35,804	2,450
Financing
Decrease in long-term debt	(121)	(142)	(394)	(264)
Increase (decrease) in revolving credit	9,625	7,886	81,550	(43,959)
Repayment of mining segment senior secured term and revolving credit facilities	–	–	–	(74,160)
Distribution to Kinross	–	–	(9,900)	(6,750)
Issue of common shares, net of issue costs	2,463	–	2,712	44,740
	11,967	7,744	73,968	(80,393)
Investing
Subscription of partnership units	–	–	–	125,095
Reacquisition of partnership units	(51,450)	–	(51,450)	–
Cash collateral and cash reserve	–	1	–	29,858
Mining capital assets	(12,498)	(6,547)	(32,609)	(43,348)
Retail capital assets	(1,815)	(1,029)	(2,912)	(2,596)
Other assets	(661)	(446)	(4,121)	(753)
	(66,424)	(8,021)	(91,092)	108,256
Foreign exchange effect on cash balances	2,187	2,533	3,443	6,798
Increase (decrease) in cash and cash equivalents	(39,882)	(14,057)	22,123	37,111
Cash and cash equivalents, beginning of period	124,974	67,903	62,969	16,735
Cash and cash equivalents, end of period	$85,092	$53,846	$85,092	$53,846
Change in non-cash operating working capital
Accounts receivable	(1,677)	(4,709)	(4,118)	44,465
Prepaid expenses and other current assets	8,101	12,548	11,256	7,612
Inventory and supplies	(24,897)	(21,042)	(89,544)	4,078
Accounts payable and accrued liabilities	9,237	(4,171)	45,211	(35,188)
Income taxes payable	(13,207)	(2,603)	(28,405)	(39,877)
	$(22,443)	$(19,977)	$(65,600)	$(18,910)
Supplemental cash flow information
Cash taxes paid	$13,053	$6,304	$31,622	$42,782
Cash interest paid	$2,144	$2,713	$6,152	$8,852
See accompanying notes to consolidated financial statements.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Notes to Consolidated Financial Statements

OCTOBER 31, 2010 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

NOTE 1:
Nature of Operations
Harry Winston Diamond Corporation (the “Company”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

On August 25, 2010, Harry Winston Diamond Corporation reacquired from Kinross Gold Corporation (“Kinross”) for $191.2 million (including transaction costs) its 9% indirect interest in the Diavik Joint Venture (the “Kinross Buy Back Transaction”), representing Kinross’s direct 22.5% interest in HWDLP previously acquired in March 2009. The purchase price for Kinross’s 22.5% interest in HWDLP was based on the market value of consideration on the closing date and was satisfied by the payment of $50.0 million in cash, the issuance to Kinross of approximately 7.1 million Harry Winston Diamond Corporation common shares from treasury with a market value of $69.7 million and the issuance to Kinross of a promissory note in the amount of $70.0 million, maturing on August 25, 2011. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. With this transaction, the Company’s ownership interest in the Diavik Joint Venture was increased back to 40%.

The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

NOTE 2:
Changes in Accounting Policies
Business Combinations and Non-Controlling Interests
Effective February 1, 2010, the Company early adopted Handbook Section 1582, “Business Combinations”, Handbook Section 1601 “Consolidated Financial Statements”, Handbook Section 1602 “Non-Controlling Interests”, and amendments to Handbook Section 3251 “Equity” from the Canadian Institute of Chartered Accountants (“CICA”), which have been applied retrospectively. Under these sections, non-controlling interest is reported as a component of shareholders’ equity. As a result, the prior year amounts for non-controlling interest in the consolidated balance sheet have been reclassified into shareholders’ equity. In addition, non-controlling interest of $4.2 million reported in the first two quarters of fiscal 2011 as a reduction to earnings has been reclassified as a direct charge to retained earnings.

Significant Accounting Policies
The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended January 31, 2010, since these interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“GAAP”). These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2010, except for changes in accounting policies noted above.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 3:
Cash Resources

	October 31,	January 31,
	2010	2010
Cash on hand and balances with banks	$83,683	$61,449
Short-term investments (a)	1,409	1,520
Total cash and cash equivalents	85,092	62,969
Total cash resources	$85,092	$62,969

(a)	Short-term investments are held in overnight deposits.

NOTE 4:
Inventory and Supplies

	October 31,	January 31,
	2010	2010
Merchandise inventory	$250,440	$176,114
Rough diamond inventory	41,042	23,365
Supplies inventory	109,250	111,709
Total inventory and supplies	$400,732	$311,188

NOTE 5:
Diavik Joint Venture
The following represents HWDLP’s 40% proportionate interest in the Joint Venture as at September 30, 2010 and December 31, 2009:

	October 31,	January 31,
	2010	2010
Current assets	$81,543	$97,660
Long-term assets	746,891	760,680
Current liabilities	32,566	27,422
Long-term liabilities and participant’s account	795,868	830,918

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2010	2009	2010	2009
Expenses net of interest income of $nil (2009 – interest income of $0.1 million) (a) (b)	52,353	29,511	147,818	112,079
Cash flows resulting from (used in) operating activities	(31,951)	(33,883)	(85,265)	(91,896)
Cash flows resulting from financing activities	41,189	36,433	113,108	132,030
Cash flows resulting from (used in) investing activities	(11,164)	(1,457)	(30,153)	(40,700)

(a)	The Joint Venture only earns interest income.

(b)	Expenses net of interest income for the nine months ended October 31, 2010 of $0.1 million (nine months ended October 31, 2009 of $0.3 million)

HWDLP is contingently liable for DDMI’s portion of the liabilities of the Joint Venture, and to the extent HWDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, HWDLP would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 6:
Intangible Assets

	Amortization		Accumulated	October 31,	January 31,
	period	Cost	amortization	2010 net	2010 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(2,902)	2,673	3,092
Store leases	65 to 105 months	5,639	(5,500)	139	761
Intangible assets		$136,574	$(8,402)	$128,172	$129,213

Amortization expense for the nine months ended October 31, 2010 was $1.2 million ($1.2 million for the nine months ended October 31, 2009).

NOTE 7:
Long-Term Debt

	October 31,	January 31,
	2010	2010
Retail segment credit facilities	$185,625	$155,486
Mining segment credit facility	50,000	–
Mining segment promissory note	70,000	–
First mortgage on real property	7,082	7,206
Total long-term debt	312,707	162,692
Less current portion	(71,260)	(1,154)
	$241,447	$161,538

		Nominal		Carrying Amount at
	Currency	interest rate	Date of maturity	October 31, 2010	Borrower
Secured bank loan	US	4.00%	March 31, 2013	$169.5 million	Harry Winston Inc.
Secured bank loan	CHF	3.15%	April 22, 2013	$3.5 million	Harry Winston S.A.
Secured bank loan	CHF	3.55%	January 31, 2033	$12.6 million	Harry Winston S.A.
Secured bank loan	US	4.19%	June 24, 2013	$50.0 million	Harry Winston Diamond Corporation and Harry Winston Diamond Mines Ltd.
First mortgage on real property	CDN	7.98%	September 1, 2018	$7.1 million	6019838 Canada Inc.
Promissory note	US	5.00%	August 25, 2011	$70.0 million	Harry Winston Diamond Corporation
Secured bank advance	US	N/A	Due on demand	$nil million	Harry Winston Diamond International N.V.
		N/A		$nil million	Harry Winston Diamond (India) Private Limited
Secured bank advance	YEN	2.25%	December 20, 2010	$7.1 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	November 26, 2010	$8.5 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	November 30, 2010	$8.3 million	Harry Winston Japan, K.K.

On June 24, 2010, the Company announced that it has completed a mining segment senior secured revolving credit facility with Standard Chartered Bank for $100.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. The facility is available to the Company and Harry Winston Diamond Mines Ltd. for general corporate purposes. Borrowings bear an interest margin of 3.5% . The Company is required to comply with financial covenants at the mining segment level customary for a financing of this nature, with change in control provisions at the Company and Diavik Diamond Mines level. At October 31, 2010, the Company had $50.0 million outstanding on its mining segment senior secured revolving credit facility, which was used to fund the Kinross Buy Back Transaction.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

On August 25, 2010, the Company issued a promissory note in the amount of $70.0 million, maturing on August 25, 2011, as part of the Kinross Buyback Transaction. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company.

NOTE 8:
Share Capital
(a) Authorized
Unlimited common shares without par value.

(b) Issued

	Number of shares	Amount
Balance, January 31, 2010	76,588,593	$426,593
SHARES ISSUED FOR:
Cash	7,142,857	69,737
Exercise of options	361,650	2,712
Transfer from contributed surplus on exercise of options	–	2,633
Balance, October 31, 2010	84,093,100	$501,675

(c) RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2010	45,880
AWARDS AND PAYOUTS DURING THE YEAR (NET)
RSU awards	140,880
RSU payouts	(30,685)
Balance, October 31, 2010	156,075

DSU	Number of units
Balance, January 31, 2010	159,475
AWARDS AND PAYOUTS DURING THE YEAR (NET)
DSU awards	22,799
DSU payouts	–
Balance, October 31, 2010	182,274

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	Oct. 31,	Oct. 31,	Oct. 31,	Oct. 31,
Expense (recovery) for the period	2010	2009	2010	2009
RSU	$204	$81	$250	$98
DSU	151	542	797	958
	$355	$623	$1,047	$1,056

During the nine months ended October 31, 2010, the Company granted 140,880 RSUs (net of forfeitures) and 22,799 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval or in accordance with contractual commitments. The RSUs granted in fiscal 2011 vest one-third on March 31, 2011, and one-third on each anniversary thereafter. Prior RSU grants vest on the third anniversary of the grant date. Grants of RSUs are subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant.

NOTE 9:
Commitments and Guarantees
(a) Environmental Agreement
Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP anticipates its share of this funding requirement will be approximately $0.2 million for calendar 2010. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at October 31, 2010, was $77.8 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b) Participation Agreements
The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate.

(c) Commitments
Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at HWDLP’s 40% ownership interest, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons, corporate office space, and long-term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine, and are as follows:

2011	$98,262
2012	97,342
2013	94,073
2014	107,275
2015	97,144
Thereafter	132,300

NOTE 10:
Employee Benefit Plans

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
Expenses for the period	2010	2009	2010	2009
Defined benefit pension plan – Harry Winston retail segment	$532	$466	$1,540	$1,424
Defined contribution plan – Harry Winston retail segment	210	210	630	630
Defined contribution plan – Harry Winston mining segment	55	29	161	130
Defined contribution plan – Diavik Diamond Mine	236	190	785	591
	$1,033	$895	$3,116	$2,775

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 11:
Capital Management
With the completion of the sale by Kinross of its 15.2 million common shares of the Company as of July 31, 2010, the capital management provisions imposed on the Company as part of the March 2009 Kinross investment no longer apply.

The Company's capital includes cash and cash equivalents, short-term debt, long-term debt and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

NOTE 12:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances, promissory note and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by CICA Handbook Section 3862.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The promissory note is short term in nature; hence the fair value of this instrument at October 31, 2010 is considered to approximate its carrying value.

The Company’s long-term debt is fully secured; hence the fair value of this instrument at October 31, 2010 is considered to approximate its carrying value.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

The carrying values of these financial instruments are as follows:

	October 31, 2010		January 31, 2010
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
FINANCIAL ASSETS
Cash and cash equivalents	$85,092	$85,092	$62,969	$62,969
Accounts receivable	27,825	27,825	23,520	23,520
	$112,917	$112,917	$86,489	$86,489
FINANCIAL LIABILITIES
Accounts payable and accrued liabilities	$134,243	$134,243	$87,448	$87,448
Bank advances	23,937	23,937	22,485	22,485
Promissory note	70,000	70,000	–	–
Long-term debt	242,707	242,707	162,692	162,692
	$470,887	$470,887	$272,625	$272,625

NOTE 13:
Dilution Loss
The Company recorded a non-cash dilution loss of $34.8 million in the prior year with respect to the investment by Kinross of an indirect interest in the Diavik Diamond Mine.

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

NOTE 14:
Segmented Information
The Company operates in two segments within the diamond industry, mining and retail, for the three and nine months ended October 31, 2010.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended October 31, 2010	Mining	Retail	Total
Sales
Canada	$60,708	$–	$60,708
United States	–	22,555	22,555
Europe	–	32,655	32,655
Asia	–	24,959	24,959
Cost of sales	46,105	39,726	85,831
Gross margin	14,603	40,443	55,046
Gross margin (%)	24.1%	50.4%	39.1%
Selling, general and administrative expenses	6,255	35,051	41,306
Earnings from operations	8,348	5,392	13,740
Interest and financing expenses	(1,615)	(1,723)	(3,338)
Other income	63	6	69
Foreign exchange gain (loss)	(2,965)	5	(2,960)
Segmented earnings before income taxes	$3,831	$3,680	$7,511
Segmented assets as at October 31, 2010
Canada	$971,589	$–	$971,589
United States	–	428,126	428,126
Other foreign countries	20,725	179,732	200,457
	$992,314	$607,858	$1,600,172
Capital expenditures	$12,498	$1,815	$14,313
OTHER SIGNIFICANT NON-CASH ITEMS
Income tax expense (recovery)	$1,463	$759	$2,222
Amortization and accretion	$19,337	$3,147	$22,484

Sales to four significant customers in the mining segment totalled $6.3 million for the three months ended October 31, 2010 ($4.9 million for the three months ended October 31, 2009 for the same four significant customers).

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the three months ended October 31, 2009	Mining	Retail	Total
Sales
Canada	$20,765	$–	$20,765
United States	–	12,847	12,847
Europe	–	20,987	20,987
Asia	–	20,229	20,229
Cost of sales	20,319	24,908	45,227
Gross margin	446	29,155	29,601
Gross margin (%)	2.1%	53.9%	39.6%
Selling, general and administrative expenses	4,932	29,610	34,542
Loss from operations	(4,486)	(455)	(4,941)
Interest and financing expenses	(702)	(1,746)	(2,448)
Other income	92	7	99
Insurance proceeds	–	100	100
Foreign exchange gain	1,551	47	1,598
Segmented loss before income taxes	$(3,545)	$(2,047)	$(5,592)
Segmented assets as at October 31, 2009
Canada	$972,604	$–	$972,604
United States	–	371,109	371,109
Other foreign countries	23,194	168,460	191,654
	$995,798	$539,569	$1,535,367
Capital expenditures	$6,547	$1,029	$7,576
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(4,192)	$(1,322)	$(5,514)
Amortization and accretion	$7,845	$3,363	$11,208

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the nine months ended October 31, 2010	Mining	Retail	Total
Sales
Canada	$196,457	$–	$196,457
United States	–	64,235	64,235
Europe	–	76,793	76,793
Asia	–	71,120	71,120
Cost of sales	146,636	102,684	249,320
Gross margin	49,821	109,464	159,285
Gross margin (%)	25.4%	51.6%	39.0%
Selling, general and administrative expenses	14,938	100,314	115,252
Earnings from operations	34,883	9,150	44,033
Interest and financing expenses	(3,271)	(4,934)	(8,205)
Other income	177	214	391
Foreign exchange gain (loss)	(11,765)	332	(11,433)
Segmented earnings before income taxes	$20,024	$4,762	$24,786
Segmented assets as at October 31, 2010
Canada	$971,589	$–	$971,589
United States	–	428,126	428,126
Other foreign countries	20,725	179,732	200,457
	$992,314	$607,858	$1,600,172
Capital expenditures	$32,609	$2,912	$35,521
OTHER SIGNIFICANT NON-CASH ITEMS
Income tax expense (recovery)	$4,518	$627	$5,145
Amortization and accretion	$54,085	$9,376	$63,461

Sales to four significant customers in the mining segment totalled $38.4 million for the nine months ended October 31, 2010 ($55.0 million for the nine months ended October 31, 2009 for the same four significant customers).

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the nine months ended October 31, 2009	Mining	Retail	Total
Sales
Canada	$124,396	$–	$124,396
United States	–	46,657	46,657
Europe	–	58,000	58,000
Asia	–	50,194	50,194
Cost of sales	117,624	77,841	195,465
Gross margin	6,772	77,010	83,782
Gross margin (%)	5.4%	49.7%	30.0%
Selling, general and administrative expenses	14,617	88,054	102,671
Loss from operations	(7,845)	(11,044)	(18,889)
Interest and financing expenses	(3,115)	(6,030)	(9,145)
Other income	432	31	463
Insurance settlement	–	3,350	3,350
Dilution loss	(34,761)	–	(34,761)
Foreign exchange gain (loss)	(31,045)	1,530	(29,515)
Segmented loss before income taxes	$(76,334)	$(12,163)	$(88,497)
Segmented assets as at October 31, 2009
Canada	$972,604	$–	$972,604
United States	–	371,109	371,109
Other foreign countries	23,194	168,460	191,654
	$995,798	$539,569	$1,535,367
Capital expenditures	$43,348	$2,596	$45,944
OTHER SIGNIFICANT NON-CASH ITEMS:
Income tax recovery	$(9,044)	$(6,445)	$(15,489)
Amortization and accretion	$36,178	$9,676	$45,854

2011 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

2011 THIRD QUARTER REPORT